# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: International Game Technology PLC, CIK 0001619762
CUSIP: G4863A108
Title of class of securities: Ordinary shares, nominal value $0.10 per share
Address of issuer's principal executive offices: 10 FINSBURY SQUARE, THIRD FLOOR, LONDON, United Kingdom (X0), EC2A 1AF
Date of event which requires filing of this statement: 07/01/2025
Amends the filing with accession number 0001104659-15-027675
Filed by CIK 0001166222
Persons authorized to receive notices and communications: Benjamin M. Roth, Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York (NY), 10019, 1-212-403-1000; Maria Grazia Uglietti, De Agostini S.p.A, 15, Via Giovanni da Verrazano, Novara, Italy (L6), 28100, 39-0321-424-321

## Reporting persons
- DE AGOSTINI SPA (CIK 0001166222): type of reporting person: corporation (CO); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 85,422,324; shared voting power 0; sole dispositive power 85,422,324; shared dispositive power 0; aggregate amount beneficially owned 85,422,324 (42.06% of the class)
  Comment: Pursuant to a loyalty plan implemented by IGT PLC, from and after April 7, 2018, any shareholder who held (or may in the future hold) ordinary shares continuously for a three-year period became (or will become) entitled to participate in the loyalty plan and, upon election, became (or will become) entitled to direct the voting rights with respect to one special voting share of $0.000001 (each a "Special Voting Share") per ordinary share held for such period. Each Special Voting Share carries 0.9995 votes. De Agostini elected, effective as of May 25, 2018, to exercise its rights to participate in the loyalty plan with respect to all of its owned ordinary shares. As of June 27, 2025, De Agostini has the right to direct the voting with respect to 85,422,324 Special Voting Shares. De Agostini has been advised that, as of such date, no other shareholders have elected to participate in the loyalty plan resulting in the right to direct the voting with respect to Special Voting Shares. As of June 25, 2025, there were 203,095,725 outstanding ordinary shares, 6,873,196 treasury shares, and 85,422,324 Special Voting Shares with respect to which shareholders have the right to direct the voting. Therefore, De Agostini's effective voting interest, as of June 25, 2025, is approximately 59.21% of the total voting power.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, nominal value $0.10 per share
Name of issuer: International Game Technology PLC
Address of issuer's principal executive offices: 10 FINSBURY SQUARE, THIRD FLOOR, LONDON, United Kingdom (X0), EC2A 1AF
Comment: This Amendment No. 9 (this "Amendment No. 9") to Schedule 13D amends and supplements the statement on Schedule 13D relating to the ordinary shares, nominal value $0.10 (the "ordinary shares"), of International Game Technology PLC (d/b/a Brightstar Lottery) ("IGT PLC" or the "Issuer") filed by De Agostini S.p.A. ("De Agostini") and DeA Partecipazioni S.p.A. ("DeA Partecipazioni" and, together with De Agostini, the "Reporting Entities") on April 15, 2015 (the "Initial Schedule 13D"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 (as so amended, the "Prior Schedule 13D," and as amended by this Amendment No. 9, this "Schedule 13D"). Except as amended hereby, the Prior Schedule 13D remains in full force and effect and shall be read together with this Amendment No. 9. Capitalized terms used in this Amendment No. 9 but not otherwise defined herein have the meanings ascribed to them in the Prior Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item No. 4 of the Prior Schedule 13D is amended by adding the following after the last paragraph thereof:

On July 1, 2025, pursuant to the terms and conditions of the previously disclosed definitive agreements executed on July 26, 2024 by and among Everi Holdings Inc., a Delaware corporation ("Everi"), the Issuer, Ignite Rotate LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Issuer ("Spinco"), Voyager Parent, LLC, a Delaware limited liability company owned by funds managed by affiliates of Apollo Global Management, Inc. ("Buyer"), and Voyager Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Buyer ("Buyer Sub," and together with Everi, the Issuer, Spinco, and Buyer, the "Merger Parties"), the Merger Parties completed certain transactions (collectively, the "Transaction"), as a result of which, among other matters, Everi and the Issuer's Gaming & Digital business were simultaneously acquired by Buyer, as described in further detail in the Issuer's Current Report on Form 6-K filed with the SEC on July 1, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item No. 6 of the Prior Schedule 13D is supplemented to incorporate by reference the information set forth above in Item No. 4.

## Signatures
- DE AGOSTINI SPA: /s/ Lorenzo Pellicioli, Lorenzo Pellicioli /Chairman (07/01/2025)